EXHIBIT 99.1

RADA ELECTRONIC INDUSTRIES LTD.

7 Giborei Israel Street,

Netanya 4250407, Israel
__________________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

RADA Electronic Industries Ltd. Shareholders:

We cordially invite you to the Annual General Meeting of Shareholders to be held at 10:00 a.m. (Israel time) on Thursday, November 27, 2014 at our offices at 7 Giborei Israel Street, Netanya, Israel. At the Meeting, shareholders will be asked to adopt the following resolutions, as further detailed in the attached proxy statement:

(1)	To reelect Mr. Adrian Berg as a Class C director for an additional term of three years expiring at our 2017 Annual General Meeting of Shareholders; and

(2)
To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2014, and to authorize our Audit Committee to determine their compensation.

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2013 will be reviewed and discussed at the Meeting.

Shareholders of record at the close of business on October 20, 2014 are entitled to notice of and to vote at the Meeting.  You can vote by proxy either by mail or in person.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Annual General Meeting to be validly included in the tally of ordinary shares voted at the meeting.  If you attend the meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

By Order of the Board of Directors, Herzle Bodinger Chairman of the Board of Directors

October 23, 2014

RADA ELECTRONIC INDUSTRIES LTD.

7 Giborei Israel Street,

Netanya 4250407, Israel
__________________________

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of RADA Electronic Industries Ltd., to be voted at the Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.  The Meeting will be held at 10:00 a.m. (Israel time) on Thursday, November 27, 2014 at our offices at 7 Giborei Israel Street, Netanya, Israel.

This Proxy Statement, the attached Notice of Annual General Meeting and the enclosed proxy card are being mailed to shareholders on or about October 23, 2014.

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to vote upon the following matters: (i) the reelection of Mr. Adrian Berg as a Class C director for an additional term of three years expiring at our 2017 Annual General Meeting of Shareholders; and (ii) ratification and approval of the reappointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2014, and to authorize our Audit Committee to determine their compensation. In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2013 will be presented and discussed at the Meeting.

We are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR the nominee for Class C director named in this Proxy Statement and FOR the other proposal set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 0.015 per share, as of the close of business on October 20, 2014, are entitled to notice of, and to vote in person or by proxy, at the Meeting.  As of October 20, 2014, the record date for determination of shareholders entitled to vote at the Meeting, there were 8,988,396 outstanding ordinary shares.

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Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

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Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee. The proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date using, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

The presence, in person or by proxy, of two shareholders holding or representing, taken together, at least one third of our company’s voting rights will constitute a quorum at the Meeting.  No business will be considered or determined at the Meeting, unless the requisite quorum is present within half an hour from the time designated for the Meeting.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place.  If within half an hour from the time designated for the adjourned Meeting a quorum is not present, two shareholders present in person or by proxy will constitute a quorum. This notice shall serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum.  Generally, broker non-votes occur when shares held by a broker for a beneficial owner are not voted with respect to a particular proposal because (i) the broker has not received voting instructions from the beneficial owner and (ii) the broker lacks discretionary voting power to vote such shares.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Majority Vote Standard

Each ordinary share entitles the holder to one vote.  Except as expressly provided otherwise herein, an affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Cost of Soliciting Votes for the Annual Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of our stock.

Securities Ownership by Certain Beneficial Owners and Management

The following table sets forth certain information as of October 20, 2014 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5% of our outstanding ordinary shares, (ii) each director that owns stock and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership(2)
Howard P. L. Yeung (3)	4,977,518	49.4%
Kenneth Yeung (4)	450,029	5.0%
Adrian Berg	1,533	*
Roy Kui Chuen Chan	1,533	*
All directors and executive officers as a group (10 persons)	7, 066	0.1%

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options and warrants currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 8,988,396 ordinary shares issued and outstanding as of October 20, 2014.

(3)
Includes (i) 3,897,518 outstanding ordinary shares; (ii) 1,080,000 ordinary shares issuable upon the exercise of currently exercisable warrants held by Mr. Yeung; and (iv) 450,029 ordinary shares held by Horsham Enterprises Ltd., a British Virgin Islands corporation jointly owned by Messrs. Howard P.L. Yeung and his brother Kenneth Yeung. Mr. Howard Yeung may be deemed to control our company.

(4)	Horsham Enterprises Ltd., a British Virgin Islands corporation jointly owned by Messrs. Howard P.L. Yeung and his brother Kenneth Yeung, holds the shares.

I.  REELECTION OF CLASS C DIRECTOR
(Item 1 on the Proxy Card)

The term of office of our Class C director, Mr. Adrian Berg expires as of the Meeting, and he will be standing for reelection to serve as a Class C director for an additional three-year term until our Annual General Meeting of Shareholders to be held in 2017.

Pursuant to our articles of association, our Board of Directors may consist of no less than two and no more than 11 members and is divided into three classes (other than “external directors” as defined and required by the Israeli Companies Law), Class A, Class B and Class C.  Generally, at each annual meeting of shareholders directors from one class of directors are elected for a term of three years.  At present, we have two Class A directors, two Class B directors and one Class C director.  All the members of our Board of Directors, except the external directors, may be reelected upon completion of their term of office.

Nominee for Election as Class C Director for a Term Expiring in 2017

Adrian Berg, 66, has served as a director since November 1997. Since 1976, Mr. Berg has been a chartered accountant and senior partner at the U.K. firm, Alexander & Co., Chartered Accountants.  Mr. Berg holds a B.Sc. degree in Industrial Administration from the University of Salford and received his qualification as a fellow of the U.K. Institute of Chartered Accountants in 1973 after he completed three years of training at Arthur Andersen & Co.

Under the Israeli Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to elect the nominee named above as a director.

The Board of Directors recommends a vote FOR the election of Mr. Berg as a Class C director.

BOARD OF DIRECTORS AND COMMITTEES

Board of Directors

According to the Israeli Companies Law and our articles of association, the management of our business is vested in our board of directors.  The board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders.  Our executive officers are responsible for our day-to-day management.  The executive officers have individual responsibilities established by our chief executive officer and board of directors.  Executive officers are appointed by and serve at the discretion of the board of directors, subject to any applicable agreements.

Our current board members are Messrs. Herzle Bodinger, Elan Sigal, Adrian Berg, Roy Kui Chuen Chan, Ben Zion Gruber and Michael Letchinger and Ms. Nurit Mor.  For more information about our directors and their resumes, see Item 6A – “Directors, Senior Management and Employees – Directors and Senior Management” of our annual report for the year ended December 31, 2013, filed on Form 20-F with the SEC on April 30, 2014, which may be viewed through the EDGAR website of the SEC at www.sec.gov or via a link from our website at www.rada.com.  The contents of our website do not form part of the proxy solicitation material.

External and Independent Directors

External Directors.  The Israeli Companies Law requires publicly held Israeli companies to appoint at least two external directors.  The Israeli Companies Law provides that a person may not be appointed as an external director if the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, or any entity controlling, controlled by or under common control with the company.  The term “relative” means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above as well as a sibling, brother, sister or parent of the foregoing relatives.  In general, the term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder.  Furthermore, if the company does not have a controlling shareholder or a shareholder holding at least 25% of the voting rights “affiliation” also includes a relationship, at the time of the appointment, with the chairman of the board, the chief executive officer, a substantial shareholder or the most senior financial officer of such company.  Regulations promulgated under the Israeli Companies Law include certain additional relationships that would not be deemed an “affiliation” with a company for the purpose of service as an external director.  In addition, no person may serve as an external director if the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director.  If, at the time an external director is appointed, all current members of the board of directors are of the same gender, then that external director must be of the other gender.  A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

At least one of the elected external directors must have “accounting and financial expertise” and any other external director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.  However, Israeli companies listed on certain stock exchanges outside Israel, including the NASDAQ Capital Market, such as our company, are not required to appoint an external director with “accounting and financial expertise” if a director with accounting and financial expertise who qualifies as an independent director for purposes of audit committee membership under the laws of the foreign exchange serves on its board of directors.  All of the external directors of such a company must have “professional qualification.”

Each committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one external director and the audit committee and the compensation committee must include all the external directors.  An external director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Independent Directors.  In general, NASDAQ Stock Market Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors and its audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective "independence" requirements of NASDAQ and the SEC.  However, foreign private issuers, such as our company, may follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Stock Market Rules.  We do not follow the requirement of the NASDAQ Stock Market Rules to maintain a majority of independent directors on our board and instead follow Israeli law and practice.  However, we have the mandated three independent directors on our audit committee, in accordance with the rules of the SEC and NASDAQ Stock Market.

Pursuant to the Israeli Companies Law, a director may be qualified as an independent director if such director is either (i) an external director; or (ii) a director that serves as a board member less than nine years and the audit committee has approved that he or she meets the independence requirements of an external director.  A majority of the members serving on the audit committee and the compensation committee must be independent under the Israeli Companies Law.

Our board of directors has determined that our current external directors, Ms. Nurit Mor and Mr. Elan Sigal, both qualify as independent directors under the SEC and NASDAQ requirements and as external directors under the Israeli Companies Law requirements.  Our board of directors has further determined that Mr. Gruber qualifies as an independent director under the SEC and NASDAQ requirements.

 In general, the initial term of an external director is three years and, subject to the conditions set out in the Israeli Companies Law, he or she may be re-elected to two additional terms of three years. Mr. Elan Sigal and Ms. Nurit Mor are currently serving as external directors pursuant to the provisions of the Israeli Companies Law and the regulations promulgated pursuant thereto. Ms. Mor is serving her second three-year term and Mr. Sigal is serving his first three-year term.   Ms. Mor’s term of office will terminate on October 21, 2015 and Mr. Sigal’s first term of office will terminate on August 29, 2016.

 Committees of the Board of Directors

Audit Committee

Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee.  The audit committee must consist of at least three directors and must include all of the external directors, the majority of which must be independent directors.  The audit committee may not include the chairman of the board of directors; any director employed by the company or providing services to the company on an ongoing basis (other than as a director); a controlling shareholder or any of the controlling shareholder’s relatives; and any director who is employed by, or rendered services to, the controlling shareholder or an entity controlled by the controlling shareholder, or a director whose main livelihood is from the controlling shareholder.  Any person who is not permitted to be a member of the audit committee may not be present in the meetings of the audit committee unless the chairman of the audit committee determines that such person’s presence is necessary in order to present a specific matter.  However, an employee who is not a controlling shareholder or relative of a controlling shareholder may participate in the audit committee’s discussions but not in any vote, and at the request of the audit committee, the secretary of the company and its legal counsel may be present during the meeting. The chairman of the audit committee must be an external director.

The role of the audit committee, pursuant to the Israeli Companies Law, includes:

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Monitoring deficiencies in the management of the company, including in consultation with the independent auditors or the internal auditor, and to advise the board of directors on how to correct such deficiencies. If the audit committee finds a material deficiency, it will hold at least one meeting regarding such material deficiency, with the presence of the internal auditor or the independent auditors but without the presence of the senior management of the company. However, a member of the company’s senior management can participate in the meeting in order to present an issue which is under his or her responsibility;

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Determining, based on detailed arguments, whether to classify certain engagements or transactions as material or extraordinary, as applicable, and therefore as requiring special approval under the Israeli Companies Law. The audit committee may make such determination according to principles and guidelines predetermined on an annual basis;

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Determining if transactions (excluding extraordinary transactions) with a controlling shareholder, or in which a controlling shareholder has a personal interest, are required to be rendered pursuant to a competitive procedure;

•	Deciding whether to approve engagements or transactions that require the audit committee approval under the Israeli Companies Law;

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Determining the approval procedure of non-extraordinary transactions, following classification as such by the audit committee, including whether such specific non-extraordinary transactions require the approval of the audit committee;

•	Examining and approving the annual and periodical working plan of the internal auditor;

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Overseeing the company’s internal auditing and the performance of the internal auditor; confirm that the internal auditor has sufficient tools and resources at his disposal, taking into account, among other, the special requirements of the company and its size;

•	Examining the scope of work of the independent auditor and its pay, and bringing such recommendations on these issue before the Board;

•	Determining the procedure of addressing complaints of employees regarding shortcomings in the management of the company and ensure the protection of employees who have filed such complaints;

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Determining with respect to transactions with the controlling shareholder or in which such controlling shareholder has personal interest, whether such transactions are extraordinary or not, an obligation to conduct competitive process under supervisions of the audit committee or determination that prior to entering into such transactions the company shall conduct other process as the audit committee may deem fit, all taking into account the type of the company. The audit committee my set such qualifications for one year in advance; and

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Determining the manner of approval of transactions with the controlling shareholder or in which it has personal interest which (i) are not negligible transactions (pursuant to the committee's determination) and (ii) are not qualified by the committee as extraordinary transactions.

In addition, the NASDAQ Stock Market Rules require us to establish an audit committee comprised of at least three members, all of whom must be financially literate, satisfy the respective "independence" requirements of the SEC and NASDAQ and one of whom must have an accounting or related financial management expertise at senior levels within a company.

The current members of our audit committee are Ms. Nurit Mor and Messrs. Elan Sigal and Ben Zion Gruber, each of whom satisfies the "independence" requirements of both the SEC and NASDAQ.  We also comply with Israeli law requirements for audit committee members.  The audit committee meets at least once each quarter.

Compensation Committee

Effective December 2012, under an amendment to the Companies Law, our Board of Directors is required to appoint a compensation committee, whose role is to: (i) recommend to the board a compensation policy for office holders; (ii)  recommend updates to the compensation policy from time to time and to examine its implementation; (iii) determine whether to approve those Terms of Service and Employment of Office Holders that require the committee’s approval; and (iv) exempt a transaction from the requirement for shareholders’ approval.  The compensation committee also has oversight authority over the actual terms of employment of directors and officers and may make recommendations to the board of directors and the shareholders (where applicable) with respect to any deviation from the compensation policy that was adopted by the company.  Under Israeli law, the compensation committee may consist of no less than three members, including all of the external directors (who must constitute a majority of the members of the committee), and that the remainder of the members of the compensation committee be directors whose terms of service and employment were determined pursuant to the applicable regulations.  The amendment imposes the same restrictions on the actions and membership of the compensation committee as are discussed above under “Audit Committee” with respect to, among other things, the requirement that an external director serve as the chairman of the committee and the list of persons who may not serve on the committee.

Our board of directors established a compensation committee composed of Ms. Nurit Mor, Mr. Elan Sigal and Mr. Ben-Zion Gruber.

Other

Under the Israeli Companies Law, our Board of Directors is required to determine the minimum number of directors who must have “accounting and financial expertise,” as such term is defined in regulations promulgated under the Israeli Companies Law, in addition to at least one external director who is required to have such expertise.  Accordingly, our Board of Directors has determined that our Board of Directors will include at least one director who has “accounting and financial expertise” in addition to the external directors.  Our Board of Directors has also determined that Mr. Elan Sigal, an external director and member of our Audit Committee, and Mr. Adrian Berg, a Class C director, have “accounting and financial expertise,”

Foreign private issuers, such as our company, may follow certain home country corporate governance practices instead of the comparable requirements of NASDAQ Listing Rules.  We do not follow the requirements of the NASDAQ Marketplace Rules with regard to the nomination process of directors; instead, we follow Israeli law and practice, in accordance with which our directors are recommended by our board of directors for election by our shareholders.  In the event any of the nominees are unable to serve, the proxies will be voted for the election of such other person or persons as will be determined by the persons named in the proxy in accordance with their best judgment.  We are not aware of any reason why the nominee for Class C director, if elected, would be unable to serve as a director.

Directors and Executive Compensation

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2013.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group, consisting of 10 persons	$1,098,540	$273,338

During the year ended December 31, 2013, we paid each of our external directors a per-meeting attendance fee of NIS 1,850 (approximately $500) and an annual fee of NIS 29,125 (approximately $8,000).

Summary Compensation Table

The following table includes information for the year ended December 31, 2013 concerning the five (5) most highly compensated executive officers of our company (the "Highly Compensated EO") (the figures below reflect the applicable cost of employment on an annual basis)1:

	Officer A	Officer B	Officer C	Officer D	Officer E
Annual salary cost and other benefits ($ in thousands)	268	258	228	172	146
Total ($ in thousands)	268	258	228	172	146

II. RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
(Item 2 on the Proxy Card)

Our Board of Directors first appointed Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young Global, as our independent public accountants in 1999 and has re-appointed the firm as our independent public accountants since such time.

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer as our independent registered public accountants for the fiscal year ending December 31, 2014, pursuant to the recommendation of our Audit Committee and Board of Directors.  Because of Kost Forer Gabbay & Kasierer’s familiarity with our operations and reputation in the auditing field, our Audit Committee and Board of Directors believe that the firm has the necessary personnel, professional qualifications and independence to act as our independent registered public accountants.

At the Meeting, shareholders will also be asked to authorize our Audit Committee to determine the compensation of our independent registered public accountants in accordance with the volume and nature of their services.  With respect to fiscal year 2013, we paid Kost Forer Gabbay & Kasierer approximately $98,657 for audit services.

It is therefore proposed that at the Meeting the following resolution be adopted:

 “RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the independent registered public accountants of RADA Electronic Industries Ltd., to conduct the annual audit of its financial statements for the year ending December 31, 2014, be and hereby is ratified and approved, and that the Board of Directors be, and it hereby is, authorized to determine the remuneration of such independent registered public accountants, pursuant to the recommendation of our Audit Committee, in accordance with the volume and nature of their services.”

The Board of Directors recommends a vote FOR the foregoing resolution.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, will be necessary for shareholder approval of the foregoing resolution.

1 All the Highly Compensated EO are employed on a full-time basis.

III. REVIEW AND DISCUSSION OF THE AUDITOR’S REPORT AND

CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, the auditor’s report and the audited consolidated financial statements for the year ended December 31, 2013 will be presented.  We will hold a discussion with respect to the financial statements at the Meeting.  This Item will not involve a vote of the shareholders.

The annual report on Form 20-F for the year ended December 31, 2013, including the auditor’s report and consolidated financial statements for the year ended December 31, 2013, which was filed with the SEC on April 30, 2014, is available on our website at www.rada.com or through the EDGAR website of the SEC at www.sec.gov.  None of the auditors’ report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

COPIES OF THE ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 WILL BE MAILED TO ANY SHAREHOLDER ENTITLED TO VOTE AT THE ANNUAL GENERAL MEETING, FREE OF CHARGE, UPON WRITTEN REQUEST TO: RADA ELECTRONIC INDUSTRIES LTD., ADAR HOUSE, 7 GIBOREI ISRAEL STREET, POLEG INDUSTRIAL ZONE, NETANYA, ISRAEL, ATTENTION: SHIRI LAZAROVICH, CFO.

By Order of the Board of Directors, Herzle Bodinger President and Chairman of the Board of Directors

Dated: October 23, 2014